UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F    [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: August 13, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VimpelCom Announces Acquisition of a Cellular Operator in Irkutsk Region

Moscow and New York (August 13, 2007) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that it acquired Closed Joint Stock Company “Corporation Severnaya Korona” (“CSK”), which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region.

The Company acquired 100% of the shares of CSK for approximately US$ 232 million. The sole shareholder of CSK was Tele2 Sverige AB of Sweden, a member of the telecommunications holding company Tele2 which operates in the Nordic and Russian markets.

CSK’s GSM-900/1800 and D-AMPS licenses cover a territory with a population of about 2.5 million. According to the Company’s estimates, the CSK subscriber base as of the end of June 2007 amounted to over 571,000 subscribers (including more than 3,000 D-AMPS subscribers), which accounts for 21.5% of the entire cellular market in the Irkutsk Region. According to independent surveys, the penetration level of cellular telecommunications in the region is about 107.6%.

Commenting on today’s announcement, Nikolai Pryanishnikov, VimpelCom’s Executive Vice-President and General Director for Russia, noted: “We are happy to announce our entry into one of the most important regions of the Far East and Siberia. The acquisition of CSK substantially enhances our position in Russia and expands the communication options available to existing and new subscribers. We plan to integrate the acquired company into VimpelCom’s network as soon as possible and offer the local population Beeline’s high level of service.”

Following the acquisition of CSK, VimpelCom’s operating area covers 75 regions of the 85 administrative regions of the Russian Federation.

The VimpelCom Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom Group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. This includes the entire territories of Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements address the Company’s intention to integrate the acquired company into the VimpelCom network and the intended benefits to VimpelCom from the transaction described herein. These statements are based on management’s best assessment of each of the Company’s and the acquired company’s strategic and financial position and on future market conditions and trends. These statements involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com